SEWARD & KISSEL LLP
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004

                           TELEPHONE: (212) 574-1200
                           FACSIMILE: (212) 480-8421
                                 www.sewkis.com

                                                                 August 12, 2005

Via EDGAR

Mr. David P. Humphrey
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

     Re: Excel Maritime Carriers Ltd. Form 20-F for Fiscal Year Ended December 31, 2004, Filed June 29, 2005 (File No. 1-10137)
          ---------------------------------------------------------

Dear Mr. Humphrey:

          This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 ("Form 20-F") of Excel Maritime Carriers Ltd. (the "Company") filed June 29, 2005, as provided in a letter to Christopher J. Georgakis, the Company's President and Chief Executive Officer, dated August 1, 2005.

          This letter sets forth the Company's responses to the Staff's comments. For your convenience, the Staff's comments have been restated in their entirety, with the responses to each comment set forth immediately under the comment.

Operating and Financial Review and Prospects
--------------------------------------------

Comment: From disclosure in your filing, it appears all of your acquired vessels, including those acquired subsequent to December 31, 2004, are second hand vessels that are revenue producing assets. Please clarify, supplementally and in your filings, whether any of the newly acquired vessels have associated voyage or time charter agreements under contract with the Selling entity that you will assume, and whether or not the operation of these second hand vessels were used by the Selling entity in a similar commercial and technical management structure as your. Please note that we would consider each such vessel acquisition separately on a facts and circumstances basis before concluding that an asset had been acquired, as opposed to a business.

Response: With the exception of vessel M/V "Powerful" all of the Company's vessels have been acquired free of any time or voyage charter agreements. The M/V "Powerful" was acquired on April 12, 2005, with an associated time charter agreement, at the then prevailing market rates.

          Consistent with shipping industry practice, the Company has concluded that the acquisition of the secondhand vessels (whether acquired with or without charter) prior or subsequent to December 31, 2004, are not, in each case, acquisitions of a "business" under Rule 11-01(d) of Regulation S-X.

          In arriving at a conclusion that the acquisition of these vessels, individually or in the aggregate, would not constitute acquisitions of one or more businesses, the Company considered and applied the factors set forth in Rule 11-01(d) of Regulation S-X. In performing an analysis pursuant to Rule 11-01(d), the Company considered (1) whether the nature of the revenue producing activities will remain generally the same as before the acquisitions; or (2) whether any of the attributes remain after the transaction: (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques or
          (viii) trade names.

          As is customary in the shipping industry, each of the acquired secondhand vessels was individually acquired pursuant to a memorandum of agreement (the standard form of ship sale contract used in the shipping industry). The standard memorandum of agreement, among other things, provides the Company with the right to inspect the physical condition of the vessel and examine the classification society records. The agreement does not give the Company the right to inspect or receive any historical financial and operating data of the vessel, since the seller is not transferring any assets or liabilities, associated with the vessel's previous operations, other than the physical delivery of the vessel. The Company does not perform any historical financial due diligence in respect of the secondhand vessels it has acquired. The Company prior to taking delivery of the vessel will require the seller to evidence that the vessel is free of any encumbrances. The Company's decision to acquire a vessel is based on its assessment of future market opportunities and the ability of its managers to employ the vessel in favorable chartering arrangements. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership. Therefore, the Company does not consider that historical information is material to its decision to make any particular acquisitions nor does it believe that such information would be helpful to investors of its common stock in assessing the Company's future financial results or profitability.

          As already mentioned, in April 2005, the Company acquired one vessel with an assumed time charter. In cases when a vessel is under a time charter arrangement and the Company agrees to assume the charter, the vessel cannot be acquired without the charterer's consent and the Company's entering into a separate arrangement with the charterer to assume the time charter, which may include the agreement of the charterer to change the vessel's flag and commercial and technical manager. In the case of the M/V "Powerful" the time charter was assumed by the Company as the new owner with the charterer's consent, as specified in the related Addendum to the existing charter contract at the time of the purchase of that vessel. The Addendum was executed by all three relevant parties, namely, the seller, the buyer and the charterer.

          In all acquisitions of both charter-free vessels and vessels with assumed time charters, the Company undertakes the responsibility for the commercial and technical management of such vessels. The Company believes that the change in commercial and technical management is significant due to the unique configuration and characteristics related to: (i) its commercial management (including with respect to, among other things, its customer base, industry contacts, trades, routes, land-based personnel, geographic and commercial focus, business strategy, commercial strengths and any actual or perceived weaknesses), since the nature of the revenue generating activities of each acquired vessel has or will upon expiration of assumed time charters, materially change; and (ii) its technical management (including with respect to, among other things, its specific crews, insurance coverage, maintenance and repair decisions and financial structure), the nature of each acquired vessel's cost structure has or will materially change. Therefore, the Company believes that the overall operational structure of the vessel has or will change and, together with the change in the commercial and technical management of the vessels, the business attributes stemming from each such acquired vessel's prior operation under the previous owner would not be relevant to the Company or to investors in its common stock.

          In the Company's future filings, it will disclose whether any newly acquired vessels have associated voyage or time charter agreements under contract with the seller that will be assumed, and whether or not the operation of these second hand vessels were used by the sellers in a similar commercial and technical management structure as the Company's, to the extent known.

Results of Operations
---------------------

Fiscal Year Ended December 31, 2004
Compared to Fiscal Year Ended December 31, 2003
-----------------------------------------------

Comment: We note the substantial increase in your revenues during fiscal 2004 as compared to fiscal 2003. We further note that there was no correlating increase in voyage costs or vessel operating expenses. In future filings, please further describe in detail why revenue, by charter type, increased with no offsetting increase in the related costs. Disclose the percentage or amount of your revenue generated from time charters, spot charters, and voyage charters for each year in which statements of income are presented and further disclose why each charter generated more or less revenue than the other during the period. Disclose in this section the number of charter hires during the period for each revenue charter type as compared to the prior year. Also, explain which drybulk cargoes contributed to the increased shipments in Asia and China and, explain the factors that caused the average TCE rate to increase 119.6% in the current year from this growth.

Response: The substantial increase in the Company's revenues during fiscal 2004 as compared to fiscal 2003 with no correlating increase in voyage costs or vessel operating expenses was achieved, in large part, due to the increase of charter rates to historic highs in 2004.

          The Company reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment or type of charter. The Company's management reviews operating results of its fleet, and the Company operates in one reportable segment. The Company will report in future filings the percentages of revenues derived from time charters and from voyage charters and the percent of operating days that were covered by time charters and voyage charters. The Company will also report to the extent changes in its revenues and voyage expenses result from the mix of its time and voyage charters.

          In 2005, the Company has increased the size of its fleet significantly and has experienced a resulting increase in vessel operating costs. At the same time, charter rates have receded from their historically high levels in the first part of 2005. In future filings, the Company will discuss these facts and their effects and consequences in detail.

          In the Form 20-F, under "The International Dry Bulk Shipping Market", the Company explains that heavy demand for major bulk commodities, such as iron ore and coal, from the Far East region and more specifically from China, spurred by the growth of China's economy at a record pace of almost 9%, contributed to the increased shipments in Asia and China. The Company will disclose this in future filings under "Results of Operations" to the extent applicable. Likewise, the Company will discuss the factors that caused the average TCE rate to increase 119.6% in the current year from this growth.

Summary of Contractual Obligations
----------------------------------

Comment: Due to the significant amount of debt incurred to finance the acquisition of your newly acquired vessels, we believe you should include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance. Please include in future filings.

Response: The Company will include in future filings scheduled interest payments in a table or, in the alternative, additional disclosure regarding interest payments in a footnote to the table.

Financial Statements
--------------------

Note 6. Vessels, net
--------------------

Comment: We see that you entered into an agreement to sell Petalis in December 2004. Under SFAS 144, a disposal group to be sold should be classified as held for sale in the period specified by paragraph 30 of the statement. As each vessel appears to be held by a separate subsidiary, supplementally explain why you have not reported the results of operations of Petalis in discontinued operations in accordance with paragraphs 41 through 43 of SFAS 144. We may have further comment upon review of your response.

Response: In late December 2004 the Company agreed, subject to certain conditions, to sell the vessel "Petalis" to an unrelated third party. According to the terms of the related Memorandum of Agreement ("MOA"),
          (a) the vessel was supposed to be delivered to the buyer charter free and free of cargo with expected time of delivery between January 20 and March 15, 2005, (b) the transfer of the vessel's ownership would be subject to the results of an underwater inspection, according to which the seller would give the buyer a notice of readiness of delivery and (c) if the seller failed to give notice of readiness or failed to be ready to validly complete a legal transfer of the vessel's ownership by March15, 2005, the buyer had the option of canceling the agreement.

          At the time of the conclusion of the MOA, the "Petalis" was employed under a time charter agreement. Consequently, the Company did not intend to deliver the vessel to the buyer until after the expiration of the time charter agreement on March 7, 2005. The delay in the timing of the transfer of the vessel imposed by the Company as seller demonstrated that the vessel was not available for immediate sale.

          Based on the above, and similar to Example 6 of Appendix A to SFAS 144 (paragraph A17b), the "held for sale" criterion discussed under SFAS 144, paragraph 30(b) would not be met until the operations of the vessel ceased. That event would not occur until the vessel's existing time charter expired in March 2005, even though a firm purchase commitment for the future transfer of the vessel was signed in December 2004.

          Accordingly, the Company has concluded that the vessel "Petalis" should not be classified as held for sale, since all criteria required by SFAS 144, paragraph 30, for classifying the "Petalis" as held for sale at December 31, 2004, were not met.

          Furthermore, the Company advises the Staff that the decision for the sale of the "Petalis" was made, as discussed in the related press release dated December 22, 2004, within the context of the Company's strategy to modernize and increase the capacity of its fleet. More specifically, the sale of the "Petalis" was made in order to reduce the average age of its fleet and to acquire younger tonnage. The implementation of the above strategy is further evidenced by the acquisition of 16 vessels during the first seven months of 2005 and the sale of its three older vessels during the same period. The Company is a provider of worldwide seaborne transportation services for dry bulk cargoes through the ownership and operation of dry bulk carriers. The new tonnage acquired by the Company provides the same services previously provided by the "Petalis", with an increased earning capacity due to its younger age, to the same customer base.

          Based on the above, the guidance provided in EITF 03-13 "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" and similar to Examples 1 and 4 of EITF 03-13 Exhibit 03-13B, the Company concluded that the classification of operations of the "Petalis" as a discontinued operation would not be appropriate because: (a) cash flows continue to be generated from the provision of worldwide seaborne transportation services for dry bulk cargoes as the Company (the ongoing entity) continues to provide similar type of services to the same customer base, (b) the continuing cash flows are the result of a migration as the Company continues to provide similar services to the same customer base after the sale of the "Petalis" through the ownership and operation of dry bulk carriers (acquired as of or subsequent to the sale of vessel "Petalis") and (c) the continuing cash flows are significant as the services are provided by younger dry bulk carriers, as compared to the "Petalis", with an increased earning the capacity.

          The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

          Thank you for your attention to the Company's reports. If you have any additional comments or questions, please contact the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 737-8833.

                                                   Very truly yours,

                                                   SEWARD & KISSEL LLP

                                                   By: /s/ Gary J. Wolfe
                                                       ---------------------
                                                           Gary J. Wolfe

02545.0001 #593859